UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.9)*

                            THE CHERRY CORPORATION
                                (Name of Issuer)

                             CLASS B COMMON STOCK
                         (Title of Class of Securities)

                                  164541302
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 164541302                                  Page 2 of 6

1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PETER B. CHERRY
     ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ( )
                                                            (b)  ( )


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         5 SOLE VOTING POWER
  NUMBER OF SHARES              2,298,847
    BENEFICIALLY
      OWNED BY           6 SHARED VOTING POWER
        EACH                    468,138
     REPORTING
       PERSON            7 SOLE DISPOSITIVE POWER
        WITH                    2,298,847

                         8 SHARED DISPOSITIVE POWER
                                468,138

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,766,985

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                ( )
      EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                58.3%

12   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 164541302                                  Page 3 of 6

Item 1  (a)                 Name of Issuer:  The Cherry Corporation

Item 1  (b)                 Address of Issuer's Principal Executive Offices:

                            3600 Sunset Avenue
                            Waukegan, IL 60087

Item 2  (a)                 Name of Person Filing: Peter B. Cherry

Item 2  (b)                 Address of Principal Business Office:

                            3600 Sunset Avenue
                            Waukegan, IL 60087

Item 2  (c)                 Citizenship:  U.S.A.

Item 2  (d)                 Title of Class of Securities:  Class B COMMON STOCK

Item 2  (e)                 CUSIP Number:  164541302

Item 3                      Not Applicable

                               SCHEDULE 13G

CUSIP No. 164541302                                               PAGE 4 of 6

Item 4. Ownership:

                   (a)        (b)     (c) Number of Shares as to Which Such Person
                                                          Has:

                                                                                (iii)        (iv)
                                                      (i)          (ii)       Sole Power    Shared
                                                  Sole Power      Shared      to Dispose   Power to
                                         % of     to Vote or     Power to        or to     Dispose or
                        Total Amount     Class     to Direct    Vote or to      Direct    to Direct
                                                   the Vote     Direct the     Disposi-    Disposi-
                                                                   Vote         tion of     tion of

Peter B. Cherry (1)     2,766,985        58.3      2,298,847      468,138     2,298,847    468,138

(1) The table includes (a) 47,911 shares held by Peter B. Cherry's wife as trustee for their children, as to which Peter B. Cherry disclaims beneficial ownership; (b) 22,500 shares held by Act & Co., the nominee of Harris Trust and Savings Bank, in an irrevocable trust for the benefit of the children of Mr. and Mrs. Walter Cherry (the children have the power to vote and dispose of such stock);
(c) 2,298,847 shares held in various investment limited partnerships and trusts; and (d) 397,727 shares held by Catherine C. Moore
Trust for the benefit of Catherine C. Moore, of which Virginia B. Cherry and Peter B. Cherry (her son) are trustees with the power to vote the shares and to make dispositions (Virginia B. Cherry and Peter B. Cherry disclaim beneficial ownership of these shares).

                                  SCHEDULE 13G

CUSIP No. 164541302                                  PAGE 5 of 6


Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable

Item 6.      Ownership of More than Five Percent on behalf of Another Person:

             See Item 4

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certification.

             Not Applicable

                                  SCHEDULE 13G

CUSIP No. 164541302                                  PAGE 6 of 6

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997




Peter B. Cherry
---------------
Peter B. Cherry